Silver Pearl Enterprises, Inc.

1541 E. Interstate 30

Rockwall, Texas 75087

(972) 722-3352

August 25, 2005

Ms. Pamela Long

Ms. Brigitte Lippmann

U.S. Securities & Exchange Commission

450 Fifth Street NW

Washington, DC 20549

RE:

Silver Pearl Enterprises, Inc.

Form SB-1

File No. 333-124837

Dear Ms. Long and Ms. Lippmann:

Following are responses to your comment letter dated July 29, 2005.

Prospectus Summary

1.

We have updated the Prospectus Summary to discuss the company’s plan of oepration in greater detail (page 2)

Risk Factors

2.

This risk factor has been changed per your comment (page 6)

Plan of Distribution

3.

We have clarified that the subscription agreement terminates if the offering is not completed on the date the offering is to end (page 11)

Description of Business

4.

We have added a paragraph to include our inventory and warranty practices (Page 13)

Management’s Discussion and Plan of Operations

5.

We have revised our description per your comment (page 16) Additionally, the risk factor referencing minimal income or losses has been clarified (page 5)

6.

We have provided greater detail on our plan of operation for the next months (Page 17)

7.

The parties to the note and the terms have been disclosed (Page 17)

Notes to Consolidated Financial Statements

Statement of Cash Flows

8.

The statements have been adjusted to remove the items relating to the stock issued for fixed assets and inventory (financial statements)

9.

The revisions have been made to the cash flow statement for June 30, 2005

Note 1. Accounting Policies - Software Capitalization

10.

The auditor has revised his notes to the financial statements (notes to the financial statements) and a copy of the contract has been Edgarized as part of the correspondence

Note 4 - Common Stock - June 30, 2005

11.

The marketable securities have been identified and the valuation disclosed - Supplmentally, we attach a copy of the Silver Pearl Enterprises brokerage statement for February which shows the beginning balance of $13,750, the marketable securities received. Although the minutes say $15,000, the value was booked at $13,750 which was the value per the brokerage statement.

Exhibit 4.1 - Subscription Agreement

12.

The subscription agreement has been revised to reflect the escrow terms in the registration statement in the Plan of Distribution section on page 11

Exhibit 11.1

13.

A revised attorney opinion and a consent have been filed as an Exhibit.  The attorney’s consent is included as the last paragraph of his opinion.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/ Denise Smith

Denise Smith

President

Internet Web Site Development Contract Agreement

Authorized Agent.

Silver Pearl Enterprises, Inc. is engaging Art Xpectations, LLC as an independent contractor for the development/modification of their World Wide Web Internet/Intranet Service. Silver Pearl Enterprises, Inc. authorizes Art Xpectations, LLC to access and install or modify all systems and data on their Internet Service Provider directories.Silver Pearl Enterprises, Inc. also authorizes Art Xpectations, LLC to list their Web Site on the various listing services, directories and search engines of the Internet.

Project and Duration.

Silver Pearl Enterprises, Inc. understands that the project may up to six months to have the site properly functional, including the ability to take orders and credit cards over the internet.

Internet Service Provider (ISP).

If requested by Silver Pearl Enterprises, Inc., Art Xpectations, LLC will select an ISP that will provide Internet Access for Silver Pearl Enterprises, Inc. who understands that the ISP will require a separate Contract executed exclusively between Silver Pearl Enterprises, Inc. and the ISP.

Domain Name Registration.

Should the Silver Pearl Enterprises, Inc. wish to obtain an initial or secondary Domain Name registration, Art Xpectations, LLC, when requested by Silver Pearl Enterprises, Inc., will provide this service. Silver Pearl Enterprises, Inc. authorizes Art Xpectations, LLC to register such a Domain Name with Registrar on their behalf.  Silver Pearl Enterprises, Inc. understands that the name of their choice may not be available (alternates choices may be necessary) and that any initial registration fees and ongoing maintenance fees to maintain the Domain Name are their total responsibility.

Client Furnished Information.

Silver Pearl Enterprises, Inc. warrants and unconditionally guarantees to Art Xpectations, LLC that all information such as text, graphics, photos, icons, visual designs, trademarks and the like that are furnished by Silver Pearl Enterprises, Inc. are owned by Silver Pearl Enterprises, Inc. or they have the legal right to use these items. Silver Pearl Enterprises, Inc. will hold harmless and legally defend Art Xpectations, LLC from any claims or suits that originate from the use of such items.

Art Xpectations, LLC warrants that any materials it provides for Silver Pearl Enterprises, Inc.’s web site are the property of Art Xpectations, LLC or they have the legal right to such use. All such items used on Silver Pearl Enterprises, Inc. Web Site will remain the property of Art Xpectations, LLC or their respective owners.

Copyright of Web Site Materials.

Copyright to all Web Site Product developed by Art Xpectations, LLC, under this Contract, is owned by Silver Pearl Enterprises, Inc.. However, rights to any computer programs, photos, graphics, icons and the like which were owned, created or furnished by Art Xpectations, LLC remain with Art Xpectations, LLC, their Affiliates or the respective owners that have granted such use to Art Xpectations, LLC. Client may not use these products or items except for their own use on this Contract Web Site.

Assignment of Contracted Work.

Art Xpectations, LLC reserves the right to assign any portion of the work indicated in this Contract Agreement to its Affiliates or subcontractors. Art Xpectations, LLC warrants that Silver Pearl Enterprises, Inc. will be protected from any liability arising from these assignments.

Fee Payments.

Payments shall be made to Art Xpectations, LLC of 400,000 shares of common stock of Silver Pearl Enterprises, Inc. It is hereby acknowledged by Silver Pearl Enterprises, Inc. that it is going to file a registration statement with the U.S. Securities and Exchange Commission so their stock becomes publicly traded.

 Warranty.

Art Xpectations, LLC does not warrant that these Web Site pages or the Silver Pearl Enterprises, Inc. Internet Site will meet the Silver Pearl Enterprises, Inc. goals or objectives nor that the access to these Web Pages will be uninterrupted or error-free. Art Xpectations, LLC' entire liability and Silver Pearl Enterprises, Inc. exclusive remedy shall be, at Art Xpectations, LLC' option, (a) return of the price paid or (b) repair or replacement of the Web Site Pages that do not operate properly.

No Other Warranties. Art Xpectations, LLC, it's affiliates or subcontractors disclaim all other warranties, either expressed or implied, including fitness for a particular purpose, regarding this Web Site Design and the supporting software or accompanying materials.

No Liability For Consequential Damages.

IN NO EVENT SHALL ART XPECTATIONS, LLC, ITS AFFILIATES OR ITS SUBCONTRACTORS BE LIABLE FOR ANY DAMAGE WHATSOEVER (INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOSS OF BUSINESS PROFITS, BUSINESS INTERRUPTION, LOSS OF BUSINESS INFORMATION, OR OTHER PECUNIARY LOSS) ARISING OUT OF THE USE OR INABILITY TO USE THIS WEB SITE AND AFFILIATED SOFTWARE OR ACCOMPANYING DOCUMENTATION, EVEN IF ART XPECTATIONS, LLC HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ANY DISPUTE OF THIS CONTRACT SHALL BE LITIGATED OR ARBITRATED IN DALLAS COUNTY, TEXAS.

_____________________________

Art Xpectations, LLC

Silver Pearl Enterprises, Inc.

8607 Ambassador Row #170

1541 East Interstate 30

Dallas, Texas 75238

Rockwall, Texas 75087